Pacific Sports Exchange Inc.

25188 Marion Ave, Unit B108

Punta Gorda, Florida 33950

September 25, 2019

Attn: Lilyanna Peyser, Special Counsel

Division of Corporation Finance Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Pacific Sports Exchange Inc. Amended Registration Statement on Form S-1 Filed September 16, 2019 File No. 333-230690

Ladies and Gentlemen:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Pacific Sports Exchange Inc. (the "Company"). We request that the registration statement be made effective as of September 30, 2019, at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may to assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PACIFIC SPORTS EXCHANGE INC.

/s/ Timothy Conte
Timothy Conte
President